Back 2012-09-14, 12:27:21, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: HALPIN.R	Issuer: TransGlobe Energy	Security: Common Shares

Transaction Number	2143325
Security designation	Common Shares
Opening balance of securities held	537000
Date of transaction	2012-09-14
Nature of transaction	51 - Exercise of options
Number or value of securities acquired	21000
Unit price or exercise price	4.9300	Currency	Canadian Dollar

Closing balance of securities held	558000	Insider's calculated balance
Filing date/time	2012-09-14
	12:24:42

General remarks (if necessary to describe
the transaction)
Private remarks to securities
regulatory authorities

Insider: HALPIN.R	Issuer: TransGlobe Energy	Security: Common Shares

Transaction Number	2143326
Security designation	Common Shares
Opening balance of securities held	558000
Date of transaction	2012-09-14
Nature of transaction	10 - Acquisition or disposition in the public market
Number or value of securities disposed of	21000
Unit price or exercise price	11.3900	Currency	Canadian Dollar

Closing balance of securities held	537000	Insider's
		calculated
		balance
Filing date/time	2012-09-14
	12:27:16

General remarks (if necessary to describe
the transaction)
Private remarks to securities
regulatory authorities

Insider: HALPIN.R	Issuer: TransGlobe Energy	Security: Options Commons

Transaction Number	2143323
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	149200
Date of transaction	2012-09-14
Nature of transaction	51 - Exercise of options
Number or value of securities or contracts acquired
Equivalent number or value of underlying securities acquired
Number or value of securities or contracts disposed of	21000
Equivalent number or value of underlying securities disposed of	21000

Unit price or exercise price	4.9300	Currency	Canadian Dollar
Conversion or Exercise price	4.9300	Currency	Canadian Dollar
Date of expiry or maturity	2013-05-12
Closing balance of securities or contracts held	128200	Insider's calculated
		balance
Filing date/time	2012-09-14
	12:23:19

General remarks (if necessary to describe
the transaction)
Private remarks to securities
regulatory authorities